Changes in Affiliates (New Affiliate)

POS Himetal is a new affiliate company of the POSCO Group. POSCO owns 65 percent of the total issued and outstanding shares of POS Himetal.

Company to be affiliated:

• Company Name: POS Himetal

• Total Assets (KRW): 10,000,000,000

• Total Shareholders’ Equity (KRW): 10,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 10,000,000,000

• Current total number of affiliated companies: 118